Exhibit 99.1

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 68719, Israel Tel: +972-3-6455151 Fax: +972-3-6474115

NEWS

RiT TECHNOLOGIES EXPANDING IN CHINA: OPENS NEW OFFICE
IN SHANGHAI IN ADDITION TO EXISTING OFFICE IN BEIJING

Tel Aviv, Israel – September 13, 2011 – RiT Technologies (NASDAQ: RITT), the leading provider of intelligent infrastructure management solutions, today announced that it has established a new office in Shanghai China as part of its strategic focus on the rapidly growing Chinese market. The new office, located in Shanghai’s prestigious Nanjing Road West, will enable RiT to provide enhanced sales and technical support to RiT’s growing roster of customers in southern China and to expand the support it gives to local integrators and resellers.

Over the past several years, RiT has emerged as one of China’s leading providers of intelligent infrastructure management (IIM) solutions, and is now recognized as a trusted vendor to business partners throughout the country. As part of its focus on the region, RiT developed a unique understanding of the needs and expectations of the local market, and introduced differentiated, tailored offerings that are generating higher sales and interest.

“The establishment of our second office in China demonstrates the success of our strategy to build our business in this rapidly-growing market with high potential for IIM sales,” commented Eran Ayzik, RiT’s president and CEO. “Our unique approach to the market, including our partnership with superbly qualified, well-connected integrators and the offering of customized solutions, has started to pay off, and we believe that China will continue growing in importance as a driver of our future sales.”

John Long, RiT’s Chief China Representative, added, “Demand for IIM is building in China, and RiT’s IIM solution is well accepted here. Now that our Beijing office is well established, we are able to expand our focus on China’s southern region, which is currently experiencing a building boom. By opening an office, we will be enhancing support of our partners throughout the area, and improving our responsiveness to local customers translating into a higher level of sales.”

About RiT Technologies

RiT is a leading provider of intelligent solutions for infrastructure management, asset management, environment and security, and network utilization. RiT Enterprise solutions address datacenters, communication rooms and workspace environments, ensuring maximum utilization, reliability, decreased downtime, physical security, automated deployment, asset tracking, and troubleshooting. RiT Carrier solutions provide carriers with the full array of network mapping, testing and bandwidth qualification capabilities needed for access network installation and service provisioning. RiT's field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world.

For more information, please visit our website: www.rittech.com

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 68719, Israel Tel: +972-3-6455151 Fax: +972-3-6474115

Safe Harbor Statement

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  For example, when we discuss a field trial which could lead to a multi-million dollar Carrier deal, we are using a forward looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:

Moti Antebi
CFO
+972-77-2707210
moti@rit.co.il